Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred share dividends for each of the periods indicated:

	Fiscal Years Ended December 31,
	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges(1)	13.5x	2.6x	11.6x	38.9x	0.61x
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends(1)	13.5x	2.6x	11.6x	38.9x	0.61x
(1) Fixed charges consist of interest expense for the fiscal years ended December 31, 2012, 2011, 2012, 2009, and 2008.

We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and dividends on outstanding preferred shares. In each case, earnings represent increase (decrease) in shareholders' equity resulting from operations plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding. For the fiscal year ended December 31, 2008, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by approximately $2.4 million.